ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 6, 2017	George Baxter P: (617) 951 7748 F: (617) 235 7399 George.baxter@ropesgray.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re: GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On November 6, 2017, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC,” or the “Commission”) provided oral comments to Sarah Clinton, George Baxter, and Stephen Adams of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 34 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 36 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment 34/36”) relating to GMO Climate Change Series Fund and GMO Resources Series Fund (each, a “Fund”, and collectively, the “Funds”), each a new series of the Trust.

Responses to the Staff Reviewer’s comments are set forth below. Certain additional disclosure information not filed with Amendment 34/36 was requested by the Staff Reviewer in advance of the Trust’s Rule 485(b) filing relating to its Registration Statement and that additional information has been provided. Please note that, as discussed with the Staff Reviewer, we have provided collective responses to the comments that were applicable to both Funds.

For purposes of this response letter, references to an “Institutional Fund” shall mean the series of GMO Trust in which a particular Fund invests substantially all of its assets in reliance on Section 12(d)(1)(E) of the 1940 Act, and references to “GMO” shall mean Grantham, Mayo, Van Otterloo & Co. LLC, the investment adviser of the Funds and the Institutional Funds.

Fees and Expenses & Performance

1.	Please provide all numerical data relating to each Fund’s “Fees and expenses” and “Example” that was not included in Amendment 34/36.

Response: The Registrant has previously provided the Staff with the requested numerical data relating to each Fund’s “Fees and expenses” and “Example.”

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2.	With respect to the expense reimbursements reflected in each Fund’s “Annual Fund operating expenses” table, please confirm that all contractual arrangements to reimburse such expenses will remain in effect for a period of at least one year from the effective date of the Funds’ Rule 485(b) filing and include corresponding disclosure in the relevant footnote to the table.

Response: The Registrant confirms that, with respect to the expense reimbursements reflected in each Fund’s “Annual Fund operating expenses” table, the contractual arrangements to reimburse such expenses for the Funds will remain in effect for a period of at least one year from the effective date of the Funds’ Rule 485(b) filing. The Registrant further confirms that it has amended its disclosure such that the footnotes describing these expense reimbursements state that the contractual arrangement will continue for at least one year from the effective date of the Funds’ Rule 485(b) filing. The Registrant notes that it has further disclosed, in footnote 2 to GMO Climate Change Series Fund’s “Annual Fund operating expenses” table, a contractual reduction of the corresponding Institutional Fund’s management fee that is expected to continue through June 30, 2018. The Registrant confirms that this reduction is not reflected in the management fee shown in the “Annual Fund operating expenses” table.

3.	With respect to GMO Resources Series Fund, please confirm that the Shareholder Fees disclosed in the Fees and Expenses section will be reflected in the corresponding Expense Example in the Rule 485(b) filing.

Response: The Registrant confirms that the Shareholder Fees disclosed in GMO Resources Fund’s Fees and Expenses section will be reflected in the corresponding Expense Example in the Rule 485(b) filing.

4.	The Staff notes the “Principal investment strategies” disclosure stating that the relevant Institutional Funds may invest in exchange-traded funds. Please confirm that, if acquired fund fees and expenses (including any such expenses associated with an Institutional Fund’s investments in exchange-traded funds) are estimated to be more than 0.01% of the Fund’s average daily net assets, such acquired fund fees and expenses will be included as a separate line item in the Fund’s “Annual Fund operating expenses” table.

Response: The Registrant confirms that, if acquired fund fees and expenses (including any such expenses associated with an Institutional Fund’s investments in exchange-traded funds) are estimated to be more than 0.01% of the Fund’s average daily net assets, such “acquired fund fees and expenses” will be included as a separate line item in the Fund’s Annual Fund Operating Expenses table. The Registrant notes that each Fund’s acquired fund fees and expenses currently are estimated to be less than 0.01% of the Fund’s average daily net assets and, therefore, are reflected in “Other expenses,” consistent with Instruction 3(f)(i) of Item 3 of Form N-1A. The Registrant notes further that disclosure to this effect is included in the “Fee and Expenses Information—Annual Fund Operating Expenses – Other Expenses and Acquired Fund Fees and Expenses” sub-section of the section of the Prospectus entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses.”

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5.	Please confirm that the presentation of each Fund’s performance is consistent with the Staff’s guidance in Managers Core Trust, SEC No-Action Letter (publicly available January 28, 1993).

Response: The Registrant confirms that, consistent with the Staff’s guidance in Managers Core Trust, each Fund’s performance is calculated using the performance history of its corresponding Institutional Fund for periods prior to the Fund’s inception, adjusted to reflect certain fees and expenses of the Fund.

Principal Investment Strategies

6.	In accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity: (1) the types of derivatives in which the Funds may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient. If either Fund expects that its use of derivatives will create economic leverage, please include disclosure to that effect in the “Principal investment strategies” section of that Fund’s Fund Summary. Alternatively, please explain why the current disclosure is sufficient.

Response: The Registrant believes that disclosure in the Prospectus and Statement of Additional Information sufficiently describes the types of derivatives in which the Funds may invest, the specific purpose for using such derivatives, and the extent to which such derivatives will be used, in accordance with the ICI Letter. For example, the Registrant notes that the following disclosure is included in the “Principal investment strategies” section of each Fund’s Fund Summary:

As an alternative to investing directly in equities, the Fund may invest in exchange-traded and over-the-counter (OTC) derivatives and exchange-traded funds (ETFs). The Fund also may invest in derivatives and ETFs in an attempt to obtain or adjust elements of its long or short investment exposure, and as a substitute for securities lending. Derivatives used may include futures, options, forward currency contracts and swap contracts.

The Registrant notes further that each Fund’s use of derivatives is not expected under normal circumstances to create significant economic leverage for the Fund as a whole. However, because leverage is inherent in certain derivatives investments, the Registrant notes that each Fund includes Leveraging Risk (which states that the use of reverse repurchase agreements and other derivatives creates leverage, which increases the Fund’s losses when the value of its investments (including derivatives) declines) in addition to Derivatives and Short Sales Risk as a principal risk of the Fund.

7.	Please include a more detailed version of each Fund’s Item 4 “Principal investment strategies” disclosure in the Trust’s response to Item 9 of Form N-1A, consistent with Item 9(b)(1).

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Response: The Registrant believes that its current Item 4 “Principal investment strategies” disclosure includes all significant information about each Fund’s principal investment strategies, including how it defines industries, how it selects securities for investment, how it utilizes derivatives, and its concentration policy, among other things, that would be material to an investment decision. Consistent with General Instruction C.3(a) of Form N-1A and in order to avoid undesirable repetition of disclosure, the Registrant does not repeat relevant Item 4 disclosure in response to Item 9(b)(1), but rather includes additional explanatory information in its Item 9(b)(1) disclosure, which the Registrant believes adds helpful context to its Item 4 disclosure. Specifically, information given in response to Item 9(b)(1) includes a discussion of the non-fundamental nature of each Fund’s investment objective; several definitions of terms used in Item 4 and elsewhere in the Prospectus; a discussion of the impact of frequent Fund portfolio transactions and turnover; information about each Fund’s benchmark index; and a discussion about each Fund’s potential use of temporary defensives positions, among other things.

The Registrant notes that the Staff issued an Investment Management Guidance Update in June 2014 (the “Guidance”) in which the Staff observed, with respect to Items 4 and 9, that “unnecessary duplication of information increases the length of the prospectus” and that “when a fund substantially duplicates its disclosure, the [S]taff will remind the fund that information need not be duplicated.”1 In the Guidance, the Staff also noted that a fund’s Item 4 principal investment strategies disclosure should contain “key information that is important to an investment decision, with more detailed information presented elsewhere.”2 The Registrant believes that its current Item 4 disclosure strikes an appropriate balance, consistent with the Guidance, of presenting information material to investment decisions without “unnecessary duplication.”

Principal Risks

8.	The Staff notes that each Fund includes disclosure in the first paragraph of the “Principal risks of investing in the Fund” section of its Fund Summary stating that the Institutional Fund in which it invests is a non-diversified investment company under the 1940 Act. Please consider adding “Non-Diversified Fund Risk” as a standalone principal risk for each Fund.

Response: The Registrant respectfully submits that the referenced disclosure is helpful to investors and compliant with Form N-1A. The placement of the discussion of this risk in the first paragraph of the “Principal risks of investing in the Fund” section distinguishes this risk from the other principal risks, which are generally based on the investment activities of the Fund and Institutional Fund, not the way in which the Institutional Fund is classified under the 1940 Act. Additionally, the Registrant notes that, in addition to identifying the Institutional Fund as a non-diversified investment company under the 1940 Act, the referenced disclosure also includes a statement that a decline in the market price of a particular security held by the Institutional Fund may affect the Institutional Fund’s performance more than if the Institutional Fund were a diversified investment company. The Registrant further notes that the risks associated with the investment activities of non-diversified funds are described in further detail in each Fund’s Item 9 disclosure, in the section of the Prospectus entitled “Description of Principal Risks—Non-Diversified Funds Risk.”

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1 See pp. 2-3 of IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, June 2014 (discussing Staff’s observations after reviewing many funds’ Item 4 and Item 9 disclosures).

2 See id.

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9.	Please consider whether there are any additional risks that apply to GMO Resources Series Fund, such as risks related to the Fund’s investment in gold and other precious metals, oil, coal, etc.

Response: The Registrant has reviewed the current list of principal risks applicable to GMO Resources Series Fund and believes that this list is accurate, complete, and consistent with Form N-1A, and that the related disclosure adequately addresses the Fund’s commodity-related investments. The Registrant notes that GMO Resources Series Fund’s disclosure is consistent with that of GMO Resources Fund, the Institutional Fund in which GMO Resources Fund invests substantially all of its assets.

The Registrant notes that the risks associated with GMO Resources Series Fund’s investment exposure to commodities are described in both “Commodities Risk” and “Focused Investment Risk” disclosure. For example, GMO Resources Series Fund’s current Commodities Risk disclosure in Item 9 indicates that commodity prices (and the values of commodity-related derivatives) can be extremely volatile and affected by many factors, which can cause the value of GMO Resources Series Fund’s shares to decline or fluctuate in a rapid and unpredictable manner. In addition, the Registrant notes that GMO Resources Series Fund’s current Focused Investment Risk disclosure in Item 9 states the following:

Because [GMO] Resources Fund concentrates its investments in the natural resources sector, it is particularly exposed to adverse developments, including adverse price movements, affecting issuers in the natural resources sector and is subject to greater risks than a fund that invests in a wider range of industries. In addition, the market prices of securities of companies in the natural resources sector are often more volatile (particularly in the short term) than those of securities of companies in other industries. Some of the commodities used as raw materials or produced by these companies are subject to broad price fluctuations as a result of industry-wide supply and demand factors….Companies in the natural resources sector also may be subject to special risks associated with natural or man-made disasters. In addition, companies in the natural resources sector can be especially affected by political and economic developments, government regulations including changes in tax law or interpretations of law, energy conservation, and the success of exploration projects. Specifically, companies in the natural resources sector can be significantly affected by import controls, worldwide competition and cartels, and changes in consumer sentiment and spending and can be subject to liability for, among other things, environmental damage, depletion of resources, and mandated expenditures for safety and pollution control. Resources Fund’s concentration in the securities of natural resource companies exposes it to the price movements of natural resources to a greater extent than if it were more broadly diversified. Because [GMO] Resources Fund invests primarily in the natural resources sector, it runs the risk of performing poorly during an economic downturn or a decline in demand for natural resources.

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10.	Please consider whether the risks of investing in emerging countries or markets should be described in a standalone principal risk of each Fund.

Response: The Registrant notes that GMO Climate Change Series Fund invests in companies in “climate change-related industries,” and GMO Resources Series Fund invests in companies in the “natural resources sector,” wherever such companies may be located throughout the world. The Registrant notes further that the risks of investments in securities of issuers located in or tied economically to emerging markets are specifically described in both the Item 4 and Item 9 discussions of Non-U.S. Investment Risk, which the Registrant believes adequately describes the risks of any investments in emerging countries or markets made by a Fund.

How to Redeem Shares

11.	Please disclose, if applicable, that the Funds may pay redemption proceeds in kind, rather than in cash.

Response: The Registrant respectfully notes that disclosure on page 42 of the Prospectus, in the section entitled “How to Redeem Shares,” states that redemption proceeds may be paid wholly or partly in kind. The Registrant directs the Staff’s attention to the third paragraph on page 42, which states, in part, as follows:

In GMO’s sole discretion, a Fund may pay redemption proceeds wholly or partly in assets (selected by GMO) other than cash. In particular, if market conditions deteriorate and GMO believes an Institutional Fund’s redemption fee (if any) will not fairly compensate such Institutional Fund for transaction costs, the Fund may limit cash redemptions and use portfolio assets other than cash to pay the redemption price to protect the interests of all Fund shareholders.

In addition, the Registrant notes the disclosure in the last paragraph on page 42 of the Prospectus, which states, in part, as follows:

Under normal conditions, the Funds typically expect to use cash on hand from the redemption of Institutional Fund shares for redemption payments. The Funds, however, have the right to use assets other than cash for redemption payments and are more likely to do so during times of deteriorating market conditions or market stress, when GMO believes an Institutional Fund’s redemption fee (if any) will not fairly compensate such Institutional Fund for transaction costs or when a significant portion of an Institutional Fund’s portfolio is comprised of less-liquid securities.

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Very truly yours,

/s/ George Baxter

George Baxter

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Sarah Clinton, Esq., Ropes & Gray LLP